

Mail Stop 4628

August 20, 2015

John P. Stott
Group Vice President, Finance and Corporate Controller
Archer-Daniels-Midland Company
77 West Wacker Drive, Suite 4600
Chicago, Illinois 60601

Re: **Archer-Daniels-Midland Company**
           Form 10-K for the Fiscal Year ended December 31, 2014
           Response Dated August 3, 2015
           File No. 001-00044

Dear Mr. Stott:

        We have reviewed your August 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Operating Performance Indicators, page 29

1.   We note in response to prior comment one that you will expand your future disclosure to indicate that the key performance metric used is controllable cost per metric ton, as well as other information you consider necessary. To assist us in understanding the quantitative impact of this key performance metric, please provide us the actual controllable cost per metric ton for 2013 and 2014. Please also ensure that you include quantification in future disclosure.

Analysis of Statements of Earnings, page 30

2.   We note in response to prior comment two that you have set forth analysis regarding the increase in gross profit during 2014. Please expand your proposed disclosure to describe the reasons driving the increase in gross profit, as explained in your response, as well as identifying the remaining positive and negative (e.g. $100 million decrease in Crushing and Origination operating profit) factors that contributed to the increase in gross profit during 2014, to more fully explain the total increase in gross profit percentage from 4.3% to 5.9%.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 with any questions. You may also contact me at (202) 551-3686.

                                        Sincerely,

                                        /s/ Brad Skinner for

                                        Karl Hiller
                                        Branch Chief
                                        Office of Natural Resources